NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 12, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 1, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the merger agreement between Resolute Energy Corporation and Cimarex Energy Co., which became effective before the market open on March 1, 2019, each Resolute Energy Corporation Common Share had option to select $35.00 in cash, without interest; or 0.3943 validly issued, fully paid and non-assessable shares of Cimarex Energy Co. Common Stock; or a mixed election of $14.00 in cash, without interest and 0.2366 validly issued, fully paid and non-assessable shares of Cimarex Energy Co. Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on March 1, 2019.